SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

June 27, 2011

BY HAND AND VIA EDGAR TRANSMISSION

Mr. Justin Dobbie Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Florida East Coast Railway Corp. Amendment No. 1 to
Registration Statement on Form S-4
Filed May 5, 2011
File No. 333-173954

Florida East Coast Holdings Corp.
Amendment No. 1 to
Registration Statement on Form S-4
Filed May 10, 2011
File No. 333-174112

Dear Mr. Dobbie:

On behalf of Florida East Coast Railway Corp., a Delaware corporation (“FECR Corp.”), and Florida East Coast Holdings Corp., a Florida corporation (“Holdings Corp.” and, together with FECR Corp., the “Company”), enclosed please find a copy of Amendment No. 1 (the “FECR Corp. Amendment”) to the above-referenced Registration Statement of FECR Corp. (the “FECR Corp. Registration Statement”), and Amendment No. 1 (the “Holdings Corp. Amendment” and, together with the FECR Corp. Amendment, the “Amendments”) to the above-referenced Registration Statement of Holdings Corp. (the “Holdings Corp. Registration Statement” and, together with the FECR Corp. Registration Statement, the “Registration Statements”), each as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the applicable Registration Statement with the Commission on May 5, 2011 and May 10, 2011, as applicable.

The changes reflected in the Amendments include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 2, 2011 (the “Comment Letter”). The Amendments also include other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statements. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the applicable Registration Statement.

General

1.	Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Florida East Coast Railway Corp. registration statement unless otherwise noted. Please revise each registration statement as applicable.

The Company acknowledges the Staff’s Comment and has revised each of the Registration Statements, as applicable, in response to the Staff’s Comments.

Industry and Market Data, page ii

2.	Please revise this section to remove any implication that information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

The Company has revised the disclosure on page ii of each of the Registration Statements in response to the Staff’s Comment.

Summary, page 1

Our Company, page 1

3.	Please revise to remove marketing language such as “most direct and efficient,” “a unique and irreplaceable asset, creating a significant competitive advantage,” “highly efficient network” and “significant prior experience.”

The Company has revised the disclosure on pages 1, 3, 37 and 58 of the FECR Corp. Registration Statement and pages 1, 3, 33 and 56 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

4.	Please provide a brief description of what constitutes a “Class I railroad” here or elsewhere in the summary.

The Company has revised the disclosure on page 1 of each of the Registration Statements in response to the Staff’s Comment.

5.	Please tell us on what you base your belief that you carried more units per mainline track mile in 2010 than any of the Class I railroads in the United States.

The Company’s belief that it carried more units per mainline track mile in 2010 than any of the Class I railroads in the Unites States is based on data that the Company obtained from the American Association of Railroads Railroad Facts 2010 Edition for each Class I railroad company. Using this information, as well as the most recent data available through such companies’ public filings and press releases, the Company calculated the carloads per track mile owned and operated for each Class I railroad and compared these calculations to comparable internal information.

6.	Please revise the last paragraph of this section to disclose your net losses for your last completed fiscal year and most recent interim period.

The Company has revised the disclosure on page 2 of each of the Registration Statements in response to the Staff’s Comment.

Strong cash flow generation, page 3

7.	We note your disclosure that you have $220.4 million of net operating loss carry-forwards available to you. We also note that you have had a net loss in each of the last three fiscal years and the most recent interim period. Please revise to add balancing language that your favorable tax attributes may only be useful to the extent that you generate taxable net income in future periods.

The Company has revised the disclosure on page 3 of each of the Registration Statements in response to the Staff’s Comment.

Additional Information. page 6

8.	Please revise to include a brief history regarding your organizational corporate structure to include your acquisition by Fortress, the subsequent Rail Separation and your holding company structure. In this regard, we note your disclosures in the Fortress Acquisition, Rail Separation, and Formation of Florida East Coast Holdings Corp. sections on pages F-7 and F-8 of your audited financial statements.

The Company has revised the disclosure on pages 6 and 7 of the FECR Corp. Registration Statement and page 6 and 7 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Risk Factors, page 17

9.	Please delete the second and third sentences from the introductory paragraph of this section. This section should identify all known material risks and should not reference unknown or immaterial risks.

The Company has revised the disclosure on page 18 of each of the Registration Statements in response to the Staff’s Comment.

Because we depend on Class I railroads, page 18

10.	We note your disclosure in the first and second paragraph regarding the aggregate percentage of total freight revenue attributable to Class I and aggregate customers. Please revise to disclose the name and the specific percentage of each Class I or aggregate customer who accounts for ten percent or more of your revenues for the most recent audited period. Please also revise the Customers section on page 58 accordingly.

The Company has revised the disclosure on pages 19 and 60 of the FECR Corp. Registration Statement and pages 19 and 58 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Our debt agreements contain restrictions, page 23

11.	We note your disclosure in the Covenants section on page 52 that the indenture governing the notes and your ABL Facility contain various financial covenants. If there is a risk that you may not be able to maintain the financial covenants, please disclose the financial covenants that you need to maintain here and show how you currently satisfy those financial covenants, so that investors can assess the risk. Regardless of compliance, please also confirm that you will disclose all of the financial covenants in your descriptions of the securities.

In response to the Staff’s Comment, the Company has revised the disclosure on page 54 of the FECR Corp. Registration Statement and page 51 of the Holdings Corp. Registration Statement to delete the erroneous reference to financial covenants under the indentures governing the 8 1/8% Notes and the Senior PIK Toggle Notes, as the indentures do not contain any such covenants, and to clarify the nature and potential applicability of the limited financial covenant contained in the Company’s ABL Facility. Further, the Company has revised the disclosure on page 24 of the FECR Corp. Registration Statement and page 25 of the Holdings Corp. Registration Statement to provide a description of this financial covenant and the associated risks. The Company confirms that it has disclosed all applicable financial covenants in its descriptions of the securities and other indebtedness.

The notes could be characterized as “contingent payment debt instruments,” page 24 (Holdings Corp. S-4)

12.	We note your disclosure regarding certain tax rules related to “contingent payment debt instruments” and the reference to the “Certain U.S. Federal Income Tax Considerations” section on page 141. We were unable to locate an additional discussion related to “contingent payment debt instruments” in the referenced section. Please revise or advise.

The Company has revised the disclosure on page 25 of the Holdings Corp. Registration Statement to delete the reference to “Certain U.S. Federal Income Tax Considerations,” which reference was included in error.

Management’s Discussion and Analysis of Financial Condition, page 36

Industry Trends, page 37

13.	You disclose that rail is the “most fuel efficient mode of surface transportation.” Please revise to clarify how fuel efficiency is measured in this context.

In response to the Staff’s Comment, the Company has revised the disclosure on page 38 of the FECR Corp. Registration Statement and page 35 of the Holdings Corp. Registration Statement to delete the statement that rail is the “most fuel efficient mode of surface transportation.”

Liquidity and Capital Resources, page 44 (Holdings Corp. S-4)

14.	Please expand your disclosure to address the fact that Holdings Corp. (I) will depend upon the performance of and distributions from its subsidiaries to meet its debt service obligations (including interest payments) under the Senior PIK Toggle Notes and (II) will be forced to accrue interest on a “paid-in-kind” basis, to the extent that distributions from its subsidiaries are not sufficient to fulfill the interest obligations under the Notes. In this regard, your expanded disclosure should address any factors (e.g., covenants related to the subsidiaries’ debt) that could reasonably affect/restrict the ability of Holdings Corp.’s subsidiaries to distribute sufficient funds for Holdings Corp. to satisfy its interest payments or any other debt service obligations under the Senior PIK Toggle Notes. In addition, your expanded disclosure should address the fact that any interest accrued on a “paid-in-kind” basis will increase the overall cost of Holdings Corp.’s borrowings, as well as the cash ultimately required to fully satisfy Holdings Corp.’s obligations, under the Senior PIK Toggle Notes.

The Company has revised the disclosure on page 46 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Financing Activities, page 46 (Holdings Corp. S-4)

15.	You state that Holdings Corp. received an equity contribution of $16.0 million from its direct, wholly-owned subsidiary FECR Corp. However, based upon Holdings Corp.’s statement of cash flows for the period ended March 31, 2011, it appears that this equity contribution was received from Holdings Corp.’s parent, FECR Rail LLC. Please revise your disclosure, as appropriate.

The Company has revised the disclosure on page 47 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Liquidity and Capital Resources, page 48

16.	We note that in the last two fiscal years and the most recent interim period that you have used cash to purchase property, plant and equipment. Please revise to discuss in greater detail and quantify your cash requirements in future periods for capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.

The Company has revised the disclosure on page 50 of the FECR Corp. Registration Statement and page 46 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Contractual Obligations, page 50 (Holdings Corp. S-4)

17.	We note your disclosure regarding your semi-annual interest payment options related to the Senior PIK Toggle Notes in footnote 1. Please revise to quantify the potential interest payments for the periods presented including any assumptions used to calculate the potential interest payments.

The Company has revised the disclosure on page 52 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Critical Accounting Policies, page 53

18.	Please refer to your disclosure regarding the critical accounting policies that relate to property, plant, and equipment (i.e., on page 54). Given (I) the significant estimates and assumptions required to determine the depreciable lives that should be applied to your long-lived assets and (II) the changes in the depreciable lives of certain long-lived assets between the years 2004 and 2006 (which may reflect the periods of your most recent life studies), we believe that your disclosure should be revised to focus more directly on the significant estimates and assumptions that are required to apply your accounting policies related to plant, property, and equipment. In this regard, please expand your disclosure to identify and/or discuss (A) the nature of all estimates and assumptions that materially impact both the accounting and amounts reported for your long-lived assets, (B) the manner in which those estimates and assumptions are derived, (C) the accuracy of your estimates and assumptions in the past, (D) the reasons your estimates and assumptions bear the risk of change, and (E) whether your estimates and assumptions are reasonably likely to change in the future.

The Company has revised the disclosure on page 56 of the FECR Corp. Registration Statement and pages 53 and 54 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Quantitative and Qualitative Disclosure About Market Risk, page 55

19.	Your disclosure regarding your exposure to changes in diesel fuel prices is not presented in accordance with the guidance provided in Item 305(a)(1) of Regulation S-K. To the extent you are able, please revise your discussion of diesel fuel price risk so that it is presented in one of the formats outlined in Item 305(a)(1) of Regulation S-K.

In response to the Staff’s Comment, the Company respectfully advises the Staff that it has considered the guidance provided in Item 305(a)(1) of Regulation S-K and has determined that it is not subject to significant risks regarding diesel fuel prices. The Company participates in fuel surcharge programs with the majority of its customers. The fuel surcharge programs provide additional revenue to help offset the increase in fuel expenses. The Company’s fuel surcharge programs utilize the U.S. Department of Energy’s Retail Diesel Fuel Price Index to calculate the fuel surcharges which are charged to its customers. The fuel surcharges fluctuate with the price of diesel fuel with a lag of less than one month. In addition, starting from May 2011, the Company has further revised its fuel surcharge programs to charge fuel surcharges on a weekly basis to its customers to further reduce the risk of price fluctuations. Based on the above, the Company believes that it has adequately mitigated the risk of price fluctuations to an acceptably low level. The Company has revised the disclosure on page 57 of the FECR Corp. Registration Statement and page 55 of the Holdings Corp. Registration Statement accordingly.

Business, page 56

General, page 56

20.	We note your disclosure in the fifth paragraph regarding your year-over-year volume improvements comparing your 2010 and 2009 results. We also note that your volume was down comparing your 2010 and 2008 results. Please revise to add balancing language regarding your volume improvements in comparison to the historical results presented in the prospectus.

The Company has revised the disclosure on page 58 of the FECR Corp. Registration Statement and page 56 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Management, page 68

Executive Officer Compensation, page 71

Compensation Discussion and Analysis, page 71

21.	We note that certain of your named executive officers are entitled to receive annual bonuses as determined in your sole discretion. Please revise to discuss in greater detail how the annual bonuses for Mr. Hertwig and Ms. Cooper were determined for 2010.

The Company has revised the disclosure on pages 75 and 76 of the FECR Corp. Registration Statement and page 74 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Security Ownership of Certain Beneficial Owners and Management, page 78

22.	We note that the beneficial ownership information has been provided as of March 31, 2011. Please revise to provide the beneficial ownership information as of the most recent practicable date. Please also revise to clarify that the beneficial ownership information as presented relates to Florida East Coast Holdings Corp. not Florida East Coast Railway Corp.

The Company has revised the disclosure on page 80 of the FECR Corp. Registration Statement and page 78 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

23.	For FECR Rail Holding, LLC, please disclose the natural persons who have voting or investment power with respect to the common stock listed in the table.

The Company has revised the disclosure on page 81 of the FECR Corp. Registration Statement and page 79 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Certain Relationships and Related Party Transactions, page 80

24.	Please revise to include the disclosure required by Item 404(b) of Regulation S-K.

The Company has revised the disclosure on page 83 of the FECR Corp. Registration Statement and page 81 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Lease Agreements, page 80

25.	Please revise the second paragraph to clarify why RailAmerica is considered a related person. In this regard, we note your disclosure in footnote 3 of your audited financial statements that RailAmerica is an entity partially owned by investment funds managed by affiliates of Fortress.

The Company has revised the disclosure on page 82 of the FECR Corp. Registration Statement and page 80 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

The Exchange Offer, page 84

Conditions to the Exchange Offer, page 87

26.	We note in the fourth paragraph that you reserve the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised the disclosure on pages 9 and 90 of the FECR Corp. Registration Statement and pages 9 and 88 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Audited Consolidated Financial Statements for Fiscal Year Ended December 31, 2010

Notes to Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Disposal and Retirements, page F-10

27.	Please refer to your disclosure on page F-11 of your filing, regarding the estimated economic lives of your various classifications of property and equipment. We note that “railroad track, track improvements, and ties” have been assigned estimated economic lives of “10-50 years.” Based upon this disclosure and your disclosure elsewhere in your filing, it appears that “railroad track, track improvements, and ties” may reflect the aggregation of several smaller, more specific classifications of track-related long-lived assets (e.g., rail, ties, bridges, and ballast) for which (I) separate group depreciable life studies may be performed and (II) substantially different economic lives may be expected. Given that (A) the carrying value of “railroad track and improvements” represents such a substantial portion of your total asset balance (as noted from Note 4 to your fiscal year 2010 financial statements), (B) a substantial portion of your annual capital expenditures appear to be attributable to track-related assets, and (C) a wide range of estimated economic lives appear to have been ascribed to the various classifications of track-related assets, we believe that your disclosure would be significantly enhanced if you separately disclosed the estimated depreciable life of each of the major asset classifications included within “railroad track, track improvements and ties.” For similar reasons, we believe that your disclosure in Note 4 to your fiscal year 2010 financial statements could be significantly enhanced by separately disclosing the gross carrying value of and accumulated depreciation attributable to each of the major classifications of track-related assets aggregated within “railroad track and improvements.” Please revise your disclosure as appropriate, or advise. In addition, given (A) the range of estimated economic lives assigned to “locomotives, transportation and other equipment” and (B) the significance of the gross carrying value of such assets (i.e., in the aggregate), please consider whether it would be appropriate for you to provide disaggregated information regarding the gross carrying values, depreciable lives, and accumulated depreciation of each individually material classification of assets that has been aggregated therein.

The Company has revised the disclosure on pages F-11, F-14 and F-15 each of the Registration Statements in response to the Staff’s Comment.

28.

We note that oftentimes, Class I railroads depreciate railroad track, track improvements, and other track-related assets (“track assets”) located in high-density corridors based upon usage/units of production. In this regard, we acknowledge that your company is not classified as a Class I railroad. However, based upon the disclosure on page 1 of your filing, it appears that you may operate at a higher density level than all Class I railroads located in the United States. Given the observations noted above regarding your operating density and the depreciation policies commonly applied by high-density rail systems, please tell us whether you depreciate track assets based upon (I) expected years of service (i.e., passage of time), as suggested by your tabular disclosure on page F-11 or (II) a measure of usage or production (e.g., gross tons carried per mile of track or an alternative measure or usage/production). If track assets are actually depreciated based upon a measure of usage/production, please revise your disclosure to clarify such fact. Furthermore, to the extent that you apply a measure of usage, tell us and disclose, if appropriate and as applicable, the impact of the material fluctuations in the number of “units” carried during the last three fiscal years on the depreciation expense recognized with regard to track assets. In this regard, we note that it may be appropriate to provide comparative disclosure of the depreciation factor (e.g., the weighted-average composite depreciation rate) applied to each major group/classification of depreciable track assets during the last three fiscal years, if such factor has fluctuated materially over such period. Alternatively, if your track assets are truly depreciated based upon the passage of time (as suggested by the tabular disclosure on page F-11), please explain why you believe your method of cost allocation most effectively captures (A) the physical deterioration of your track assets and/or (B) the exhaustion/consumption of the economic benefit provided your track assets. Finally, if different depreciation methods and/or depreciable lives are applied to your mainline track assets and secondary track assets (e.g., branch, switching, and yard track assets), please disclose such fact, as well as the differences in the depreciable lives, as appropriate.

In response to the Staff’s Comment, the Company respectfully advises the Staff that the higher density level is based on a high number of units moved per track mile, as opposed to gross tons carried per track mile as applicable for other Class I railroads. The operations and attributes of the Company’s track assets are homogeneous and not as complex as for a Class I railroad operating across the United States, as the Company is based in Florida only where the terrain is flat and not impacted by adverse changes in weather conditions. These factors reduce the rate of wear-and-tear on the Company’s track significantly. Furthermore, gross tonnage carried over the rail is not significantly different between mainline and secondary track due to the length of the Company’s road and how the Company operates its road. We predominantly move intermodal units which are typically lighter in weight than a carload unit.

For these reasons, the Company respectfully advises the Staff that the depreciation method applied for track assets are based on the passage of time, applying an average life for its track assets. In determining the average life for its track assets, several factors are taken into account including statistical analysis of historical patterns of use and retirements, evaluation of expected changes in current operations and the outlook for the continued use of assets, evaluation of technological advances and changes to maintenance practices, comparison of asset groups to peer companies, and material composition.

Note 6. Debt

Refinancing, page F-18

29.

You state that the net proceeds that were received from the Senior Secured Notes sold on January 25, 2011 and the $140 million equity contribution that was received from Holdings Corp. were used to repay all amounts outstanding under the Senior Secured

Credit Facility (the “Facility”). In this regard, we note that the amounts received appear to have been sufficient to repay the $601.2 million that you owed under the “Rail Term Loan” at December 31, 2010. However, based upon your disclosure elsewhere in Note 6, we note that FECI may have owed approximately $197.2 million under the Facility at December 31, 2010. Given that all borrowings under the Facility appear to have been joint and severally cross-guaranteed by the subsidiaries of both FECI and your company, please expand your disclosure to specifically state (I) whether FECI paid down the remaining amounts that it owed under the Facility and (II) whether you or your subsidiaries continue to guarantee the outstanding obligations of FECI, if any.

The Company has revised pages 53 and F-19 of the FECR Corp. Registration Statement and pages 50 and F-20 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Note 9. Share-Based Compensation, page F-21 (Holdings Corp. S-4)

30.	Please revise your disclosure to clarify that the restricted stock units granted to-date are for shares of Florida East Coast Railway Corp.’s common stock.

The Company has revised page F-22 and F-23 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Unaudited Consolidated Financial Statements for Interim Period Ended March 31, 2011

Notes to Unaudited Consolidated Financial Statements

Note 1. Description of the Business and Basis of Presentation

Formation of Florida East Coast Holding Corp. (Holdings Corp.), page F-27

31.	We note your disclosure that “On January 25, 2011, FECR Rail LLC contributed all of its common and preferred shares in exchange for in exchange for 100 newly issued common shares of Holdings Corp.” Based upon your additional disclosure that “FECR Rail LLC became the immediate parent of Holdings Corp., whereas Holdings Corp. became the direct parent of Florida East Coast Railway Corp.,” it appears that FECR Rail LLC may have contributed all of its holdings of Florida East Coast Rail Corp.’s common and preferred shares to Holdings Corp. Please revise your disclosure as appropriate, or advise.

The Company has revised the disclosure on pages 7, F-8 and F-28 of the FECR Corp. Registration Statement and pages 7, 78, F-8 and F-29 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Note 7. Preferred Stock, page F-32 (Holdings Corp. 5-4)

32.	We note your disclosure discusses the outstanding Series A Preferred Stock as if Holdings Corp. were the issuer of the preferred stock, rather than the holder of this equity interest in FECR Corp. Similarly, we note that Holdings Corp.’s balance sheet discloses that 19,809 shares of the Series A Preferred Stock were outstanding as of March 31, 2011, as if Holdings Corp. were the issuer of the shares. Please revise both your interim period balance sheet and Note 7 to your interim period financial statements, as appropriate.

The Company has revised the disclosure on pages F-26 and F-33 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-3

33.	Please file the material agreement which governed the Rail Separation, or advise why such agreement should not be filed pursuant to Item 601(b)(2) of Regulation S-K. In this regard, we note that a Membership Interest Purchase Agreement executed in December 2007 is referenced in a number of the subsidiary guarantor’s organizational documents.

In response to the Staff’s Comment, the Company has filed a copy of the Membership Interest Purchase Agreement as Exhibit 2.1.

34.	Please file copies of the related-party agreements related to your railroad corridor disclosed on page 81, or advise why such agreements should not be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that it does not believe that the agreements related to its railroad corridor described in the section entitled “Certain Relationships and Related Party Transactions” in each of the Registration Statements are required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. The Company notes that the amounts that have been paid or are payable under the contracts are nominal. In this regard, the Company has determined that, as the amounts involved under each of these agreements is well below $120,000, these agreements were not required to have been disclosed under Item 404(a) of Regulation S-K, and, accordingly, the Company has revised the Registration Statements to remove this disclosure. The Company further advises the Staff that it did not include a description of these agreements as a related party disclosure in the notes to the financial statements in the Registration Statements because they are not material to the Company’s revenues, results of operations or financial condition. Similarly, the Company does not believe the agreements are required to be filed under Item 601(b)(10)(ii) of Regulation S-K because they are immaterial in amount or significance.

35.	Please file a copy of the management and reciprocal administrative services agreement entered into with RailAmerica. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s Comment, the Company has filed a copy of the management and reciprocal administrative services agreement entered into with RailAmerica.

36.	Please file a copy of each consulting agreement entered into with each of Messrs. Giles and Preslar. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff’s Comment, the Company has filed a copy of each consulting agreement entered into with each of Messrs. Giles and Preslar.

37.	Please file a copy of each indemnification agreement entered into with each of your directors. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company advises the Staff that it has not entered into any indemnification agreements with its directors at this time. The Company has also revised the disclosure on page II-1 of the FECR Corp. Registration Statement to delete the statement that the Company had entered into indemnification agreements with each of its directors.

Item 22. Undertakings, page II-5

38.	Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K or advise.

The Company has revised the disclosure on page II-6 of the FECR Corp. Registration Statement and pages II-6 and II-7 of the Holdings Corp. Registration Statement in response to the Staff’s Comment.

Signatures, pages S-2 to S-4

39.	We note that on the second half of each signature page that each signatory is also listed as being a “member” of each respective limited liability company which appears to conflict with each subsidiary guarantor’s organizational documents. Please revise or advise.

The Company has revised the disclosure on pages S-2, S-3 and S-4 of the FECR Corp. Registration Statement in response to the Staff’s Comment.

Exhibits

40.	Please refile complete copies of Exhibits 10.1, 10.4, 10.5, 10.6, and 10.7 including all exhibits and schedules.

The Company has refiled Exhibits 10.1, 10.4, 10.5, 10.6 and 10.7 in response to the Staff’s Comment, including all exhibits and schedules, except for Schedule 1.1(b) to Exhibit 10.1 (i.e., the Credit Agreement, dated as of January 25, 2011). The Company advises the Staff that Schedule 1.1(b) to Exhibit 10.1 contains property descriptions copied from title reports that are not material, would be time consuming and costly to convert to Edgar and, accordingly, would be a hardship for the Company.

Exhibit 4.1

41.	We note that Section 1013(b)(3) of the indenture contemplates the payment of management, consulting, monitoring and/or advisory fees to Fortress or one of its affiliates. Please advise which agreement would govern any such payments.

The Company advises the Staff that no agreement exists that requires or governs the payment of management, consulting, monitoring and/or advisory fees to Fortress or any of its affiliates and that no such payments are contemplated at this time.

Exhibit 5.1

42.	Please have counsel delete the second and third sentences of the second full paragraph on page 2 as it is inappropriate to assume conclusions of law that are necessary findings for the opinion given. To the extent counsel has relied upon the opinion of Kenneth Charron, please revise accordingly.

The Company has refiled as Exhibit 5.1 to each of the Registration Statements a revised form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) in response to the Staff’s Comment. The third sentence of the second full paragraph on page 2 has been deleted.

With respect to the Comment on the second sentence we respectfully disagree with the Comment of the Staff that we are inappropriately assuming a legal conclusion. A separate legal opinion has been provided by Florida counsel which addresses the power and authority of the Florida guarantors to enter into the guarantees and the due authorization of the guarantees. In our legal opinion, we are not relying on the legal opinion of Florida counsel in giving our opinion. Instead, two separate legal opinions are being provided; one which addresses the enforceability of the notes and the guarantees as required by Item 601(b)(5) of Regulation S-K as well as the due authorization of the notes by the Company (as to which we are competent to opine) and a separate opinion which addresses the due authorization of the guarantees by the guarantors, each of which is a Florida entity and which, accordingly, can only be opined upon by someone who is qualified to address matters of Florida law (which our firm is not). Although we are not relying on the opinion of Florida counsel, we do believe it is appropriate to assume these matters as they are, as the Staff has noted, necessary predicates to an opinion with respect to the enforceability of the guarantees. However, since these matters are being addressed in a separate opinion, we do not believe our assumption of these matters detracts from the overall scope of the opinions being provided which, collectively, fully address the opinions required to be covered by Item 601(b)(5) of Regulation S-K. We do agree that if no separate Florida counsel opinion were being provided that it would be necessary for us to either opine on, or rely on someone else to opine on, the matters covered thereby.

With respect to that portion of the assumption that relates to parties other than the Company and the guarantors, we also believe this is an appropriate assumption. Item 601(b)(5) of Regulation S-K requires an opinion with respect to the whether the debt obligations are “binding obligations of the registrant.” It does not require that an opinion be provided with respect to the enforceability of the obligations against parties other than the registrants. We do believe, however, as a matter of conventional opinion practice that it is customary and appropriate to assume the enforceability of the operative agreements against parties other than the parties with respect to whom the opinion is being provided inasmuch as this is not within the scope of the opinion. See, for example, Section 2.3(a) of the Report of the TriBar Opinion Committee on Third-Party Closing Opinions (the “Tri-Bar Report”).

43.	Please have counsel revise the forth sentence of the second full paragraph on page 2 to delete the assumption contained in clause (i) and to add a carve out for the Opined on Law to each of clauses (iii) and (iv).

The Company has refiled as Exhibit 5.1 to each of the Registration Statements a revised form of opinion of Skadden Arps in response to the Staff’s Comment. Clauses (iii) and (iv) in the forth sentence of the second full paragraph on page 2 have been revised to address the Staff’s Comment. Regarding the assumption contained in clause (i), we respectfully advise the Staff that we believe that this assumption is appropriate. This assumption is necessary for the opinions provided by Skadden Arps because under New York law, if the execution and delivery of the indentures or the exchange notes and the related guarantees causes the breach of another existing contract between the Company and a third party, the indentures and/or the exchange notes and the related guarantees may, under certain circumstances, be deemed unenforceable. For example, New York case law supports the proposition that if the Company and the parties seeking to enforce the indentures or the exchange notes and the related guarantees have actual knowledge that the indentures, the exchange notes or the related guarantees violate another earlier contract entered into by the Company, a court may refuse to enforce the later “interfering” contract (in this case the indentures and/or the notes and related guarantees). See, e.g., Reiner v. North American Newspaper Alliance, 259 N.Y. 250 (N.Y. 1932).

Although it is therefore necessary to know that the contract as to which an enforceability opinion is being provided does not violate another existing contract of the registrant, it is generally impractical for outside counsel to have knowledge of every contract to which the registrant is a party. As noted in Section 6.5.5 of the Tri-Bar Report, “[u]nless the Company is very small or newly formed, the opinion preparers are unlikely to have personal knowledge of every contract and court order to which the opinion might conceivably apply.” Accordingly, as the Tri-Bar Report further notes, it is customary to limit an opinion to “the contracts listed in an exhibit to the agreement, in a filing by the Company with the Securities and Exchange Commission or in an attachment to the opinion.” While the Tri-Bar Report is not incorporated into the federal securities laws, it provides guidance as to customary practice in providing legal opinions and we believe that the vast majority of opinions follow customary practice and that the Tri-Bar Report is followed by a large segment of practitioners.

The Company is neither small nor newly formed and as such we do not have personal knowledge of every contract to which the Company is a party. The Company is required to file, as exhibits to the Registration Statements, agreements considered material to it pursuant to Item 601(b)(10) of Regulation S-K. Additionally, the Company has filed those instruments required pursuant to Item 601(b)(4) of Regulation S-K, and has identified these instruments, along with the Item 601(b)(10) agreements, as material to it and has listed these in Part II of the Registration Statements. Accordingly, we have limited our opinion to these documents which have been identified to us as material, and have assumed that the indentures, the notes and the related guarantees do not violate any agreement other than these agreements and instruments of which we have personal knowledge.

We believe that this approach, in addition to being consistent with customary practice, is beneficial to investors because it provides them with the specific information necessary to determine the scope of the opinions given and the extent to which they may be reasonably relied upon. When issuing an opinion, “customary practice will … determine the nature and extent of the factual and legal diligence to be employed by the opinion giver in connection with its issuance.” Restatement (Third) of the Law Governing Lawyers § 95 cmt. e (1998). As discussed above, customary opinion practice acknowledges that an opinion giver cannot reasonably be expected to opine on every conceivable contract or agreement that could be potentially applicable to a large, established company. This standard applies even in the absence of language limiting the opinion to a specific list of contracts. The omission of such limiting language, however, creates a risk that investors may interpret the opinion to cover more than it does or reasonably could. We believe that the practice of delineating the scope of the opinion and the contracts it is intended to cover greatly reduces this risk.

44.	Please have counsel revise the first full paragraph on page 3 to remove the phrases “which in our experience, are normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes” and “and to the extent that judicial or regulatory orders or decrees or consents, approvals, licenses, authorizations, validations, filings, recordings or registrations with governmental authorities are relevant, to those required under such laws.” The above referenced phrases are inappropriate opinion qualifications. Counsel must provide a legal opinion based upon all applicable New York laws.

The Company has refiled as Exhibit 5.1 to each of the Registration Statements a revised form of opinion of Skadden Arps in response to the Staff’s Comment.

Exhibit 5.2

45.	Refer to the sixth full paragraph of the opinion. We note that the opinion is limited to the “laws in effect on the date hereof” It is inappropriate to limit the opinion to a date prior to the date of effectiveness. Please remove this phrase or confirm that you will file an executed version of the opinion on or about the date of effectiveness of the registration statement.

The Company advises the Staff that, as of the date hereof, Kenneth Charron is no longer the Company’s General Counsel and the Company confirms that it will file by subsequent amendment as Exhibit 5.2 an executed version of a revised opinion of counsel on or about the date of effectiveness of each of the Registration Statements.

Exhibit 12.1

46.

We note that your computation of “total earnings” begins with operating income, rather than “income (loss) from continuing operations before income taxes,” as labeled. As such, you have effectively added interest back twice to arrive at total earnings. Please revise the disclosure of your computation at Exhibit 12.1, as well as your disclosure of the “ratio of earnings to fixed charges” on page 32 of your filing.

In response to the Staff’s Comment, the Company has revised the disclosure on page 33 of the FECR Corp. Registration Statement. Further, the Company has refiled as Exhibit 12.1 to the FECR Corp. Registration Statement a revised copy of the Computation of Ratio of Earnings to Fixed Charges.

***

If you have any questions regarding the responses to the Comments or require additional information, please contact the undersigned at (212) 735-4112.

Yours very truly,

/s/ Richard B. Aftanas
Cc:	John Brenholt
Donald E. Field
Jeffrey Sears
Lynwood Shenk